

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 27, 2015

<u>Via E-mail</u>
Alan F. Feldman
Chief Executive Officer
Resource Real Estate Innovation Office REIT, Inc.
1845 Walnut Street, 18th Floor
Philadelphia, PA 19103

> **Re:**   **Resource Real Estate Innovation Office REIT, Inc.**
> **Registration Statement on Form S-11**
> **Filed February 3, 2015**
> **File No. 333-201842**

Dear Mr. Feldman:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. We note that you have included disclosure indicating that you may invest in real estate-related debt. We further note that you intend to operate your business in a manner that will permit you to maintain an exemption from registration under the 1940 Act. Please provide us with a detailed analysis of the exemption that you and your subsidiaries intend to rely on and how your investment strategy will support that exemption. Please note that we will refer your response to the Division of Investment Management for further review.

What is Resource Real Estate Innovation Office REIT, Inc.?, page 1

2. We note your disclosure regarding the valuation of your sponsor and its parent company's managed portfolio on pages 1 and 4. Please remove from the summary section valuation information for companies other than the issuer. This information is not appropriate for the prospectus summary.

Who is the parent of your sponsor and what experience does it have in the real estate market?, page 5

3. We note your disclosure that "Resource America's investments emphasize consistent value and long-term returns with an income orientation." Please include a cross-reference to your discussion of adverse business developments on pages 125–127.

Other Affiliates, page 73

4. We note your disclosure regarding the valuation of portfolios managed by Resource American and Resource Real Estate on pages 73–74. If you choose to retain portfolio valuation information related to these entities, please expand the disclosure to provide a more complete discussion of the valuation and explain the basis for calculations. In addition, please balance this disclosure with a cross-reference to adverse business developments discussion on pages 125–127.

Prior Performance Summary, page 116

5. We note your disclosure in Appendix A that while your investment objective is similar to prior programs, your prior programs focused on multifamily properties as opposed to offices. Please include similar disclosure in your narrative.

Appendix A – Prior Performance Tables, page A-1

Table III – Operating Results of Prior Programs, page A-2

6. Please revise to be consistent with Disclosure Guidance Topic No. 6 or advise. In this regard, we note the lack of a summary balance sheet, statement of cash flows and distribution data per $1,000 invested.

Table IV – Results of Completed Programs, page A-7

7. Refer to comment 6 above. Please revise to be consistent with Disclosure Guidance Topic No. 6 or advise.

Financial Statements

8. Please include updated financial statements in your next amendment.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Bill Demarest, Staff Accountant, at 202-551-3432 or Eric McPhee at 202-551-3693 if you have questions regarding comments on the financial statements and related matters. With respect to questions relating to our comment regarding the Investment Company Act, please contact Rochelle Plesset in the Division of Investment Management at (202) 551-6840. Please contact Kim McManus, Staff Attorney, at 202-551-3215 or me at 202-551-3391 with any other questions.

Sincerely,

/s/ Erin E. Martin

Erin E. Martin
Senior Counsel

cc: Via E-mail
        Rosemarie A. Thurston